

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

WeiQun Chen
Chief Financial Officer
Novagant Corp
Suite 2006, AIA Kowloon Tower, Landmark East
100 How Ming Street
KT, Hong Kong 999077

  Re: Novagant Corp
    Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2023
    File No. 000-26675

Dear WeiQun Chen:

  We have reviewed your August 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2023 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2023

General

1. We note your response to comment 3 and re-issue in part. We note in your supplemental submission that "as of the date hereof, the directors, officers and senior management of the Company consist of: WeiQun Chen, HongZhen Xu and HaiYan Zeng, and none of such persons are a representative of a government entity in the People's Republic of China." Please confirm, if true, that your reference to "representative" includes officials of the Chinese Community Party.

2. With respect to your disclosure pursuant to Item 9C(b)(5), we note that you have included language that such disclosure is "to our best knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese

Communist Party.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program